UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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Flight Safety Technologies, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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28 Cottrell Street
Mystic, Connecticut 06355

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

You are hereby notified that the 2004 annual shareholder meeting of Flight Safety Technologies, Inc. will be held as follows:

TIME	11:00 a.m. on Thursday, October 14, 2004
PLACE	Mystic Marriott Hotel and Spa Groton, Connecticut (U.S.A.)
ITEMS OF BUSINESS	(1) To elect eight members to the Board of Directors. (2) To ratify the Audit and Finance Committee's appointment of Kostin, Ruffkess & Company as Flight Safety Technologies' independent auditors. (3) To conduct such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments thereof if you were a stockholder at the close of business on Thursday, August 26, 2004.
ANNUAL MEETING ADMISSION	No admission tickets are required. The annual meeting will begin promptly at 11 a.m. In order to avoid any disruption for those in attendance, late comers will not be seated.
VOTING BY PROXY	**Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on the proxy card.**

By Order of the Board

David D. Cryer
Secretary

This proxy statement and accompanying proxy card are being distributed on or about
September 17, 2004.

i

2004 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE 2004 ANNUAL MEETING OF FLIGHT SAFETY TECHNOLOGIES, INC.

Q.   Why am I receiving these materials?

A.   Flight Safety Technologies' Board of Directors (the "Board") is providing these proxy materials for you in connection with Flight Safety Technologies' annual meeting of stockholders, which will take place on October 14, 2004. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement.

Q.   What information is contained in these materials?

A.   The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. Flight Safety Technologies' 2004 Annual Report and audited financials statements, proxy card and return envelope are also enclosed.

Q.   What proposals will be voted on at the annual meeting?

A.   There are two proposals scheduled to be voted on at the annual meeting:

Ÿ   the election of directors for a 1-year term; and

Ÿ   the ratification of the Audit and Finance Committee's appointment of Kostin, Ruffkess & Company as Flight Safety Technologies' independent auditors.

Q.   What is Flight Safety Technologies' voting recommendation?

A.   The Board recommends that you vote your shares "FOR" each of the nominees to the Board, and "FOR" the ratification of the Audit and Finance Committee's appointment of Kostin, Ruffkess & Company as Flight Safety Technologies' independent auditors.

Q.   What shares owned by me can be voted?

A.   All shares owned by you as of the close of business on August 26, 2004 (the "Record Date") may be voted by you. You may cast one vote per share of common stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q.   What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A.   Most of our stockholders are classified as beneficial owners because they hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Pacific Stock Transfer Company, these proxy materials are being sent directly to you and you have the right to grant your voting proxy directly to Flight Safety Technologies or to vote in person at the annual meeting. We have enclosed a proxy card for you to use. You may not vote by Internet or by telephone.

Beneficial Owner. If you are considered the beneficial owner of shares, these proxy materials are being forwarded to you by your broker or nominee and you have the right to direct your broker on how to vote. (Since you are not the stockholder of record, you may not vote these shares in person at the annual meeting.) Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?

Q. *How can I vote my shares in person at the annual meeting?*

A. Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. **Even if you plan to attend the annual meeting, We recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.**

If you are a beneficial owner, you only may vote in person if you obtain a signed proxy from the record holder giving you the right to vote the shares and submit it to us at the annual meeting.

Q. *Can I change my vote?*

A. You may change your vote at any time prior to the vote at the annual meeting. You may accomplish this by entering a new vote by Internet or telephone or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions) or, if you are a record stockholder, by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q. *How are votes counted?*

A. In the election of directors, you may vote "FOR" all or any of the nominees, your vote may be "WITHHELD" with respect to one or more of the nominees or you may ABSTAIN. For the ratification of Kostin, Ruffkess & Company you may vote "FOR", "AGAINST" or "ABSTAIN". Abstaining votes will be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote. If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board.

Q. **What is the voting requirement to approve each of the proposals?**

A. In the election for directors, the eight persons receiving the highest number of "FOR" votes will be elected. The auditors proposal requires the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes, as described in "What is the quorum requirement for the annual meeting?" herein. In tabulating the voting result for any particular proposal, shares, which constitute broker non-votes, are not considered entitled to vote.

Q. **What does it mean if I receive more than one proxy or voting instruction card?**

A. It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q. **How can I obtain an admission ticket for the annual meeting?**

A. We are not requiring admission tickets this year.

Q. **Where can I find the voting results of the annual meeting?**

A. We will announce preliminary voting results at the annual meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2004.

Q. **What happens if additional proposals are presented at the annual meeting?**

A. Other than the two proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Samuel A. Kovnat, our Chairman of the Board and Chief Executive Officer, and William B. Cotton, our President, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting.

Q. **What shares are entitled to be voted?**

A. Each share of our common stock outstanding as of the close of business on August 26, 2004, the Record Date, is entitled to one vote at the annual meeting. On the Record Date, we had 8,331,410 shares of common stock issued and outstanding.

Q. *What is the quorum requirement for the annual meeting?*

A. The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q. *Who will count the vote?*

A. A representative of Automatic Data Processing, Inc. ("ADP") will tabulate the votes.

Q. *Is my vote confidential?*

A. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Flight Safety Technologies or to third parties except (1) as necessary to meet *applicable* legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to our management.

Q. *Who will bear the cost of soliciting votes for the annual meeting?*

A. We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have retained the services of ADP to aid in the solicitation of proxies. We estimate that we will pay a fee of approximately $20,000 for its services. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q.   *How may I propose actions for next year's annual meeting of stockholders?*

A.   You may submit proposals for consideration at future annual stockholder meetings. To be timely for next year's annual meeting, the recommendation must be delivered to the Corporate Secretary no sooner than 120 days and no later than 90 days prior to the first anniversary of this Annual Meeting. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Flight Safety Technologies-sponsored proxy materials. The Nominating and Governance Committee will consider properly submitted stockholder recommendations of candidates. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and information that would be required to solicit a proxy under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned and the period they have been held. Such stockholder recommendations must be submitted in the same manner as any stockholder proposal as described above.



28 Cottrell Street
Mystic, Connecticut 06355

PROXY STATEMENT

The accompanying proxy is solicited by the Board of Directors of Flight Safety Technologies, Inc. (hereinafter referred to as "we", "us", "our" or "Company"), a Nevada corporation, to the holders of our issued and outstanding common stock for use at our annual meeting of stockholders to be held on October 14, 2004. These proxy solicitation materials and our Annual Report to Stockholders for the year ended May 31, 2004, including financial statements (on Form 10-KSB) are being mailed to our stockholders on or about September 16, 2004. Our principal office is located at 28 Cottrell Street, Mystic, Connecticut, 06355.

SOLICITATION AND VOTING

Stockholders Entitled to Vote. Holders of our common stock as of the close of business on August 26, 2004 will be entitled to vote at the meeting and any adjournment thereof. As of that time, we had 8,331,410 shares of common stock outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the annual meeting. Each stockholder of record as of that date is entitled to one vote for each share of common stock held by him or her. Our bylaws provide that a majority of all of the shares of the stock entitled to vote, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the meeting. Votes for and against, abstentions and "broker non-votes" will each be counted as present for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, increases in authorized common stock for general corporate purposes and ratification of auditors.

Solicitation of Proxies. We will bear the cost of soliciting proxies. In addition to soliciting stockholders by mail, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We may use the services of our officers, directors and others to solicit proxies, personally or by telephone, without additional compensation.

Voting of Proxies. All valid proxies received before the meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of all of the following Proposals.

Vote by Internet. Beneficial owners may use the Internet to transmit their voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern time the day before the meeting date. The website for Internet voting is www.proxyvote.com.

Vote by Phone. Beneficial owners may also use any touch-tone telephone to transmit their voting instructions up until 11:59 p.m. Eastern time the day before the meeting date. The toll-free number is located on your proxy card.

Vote by Mail. All stockholders may vote by mail. Simply mark, sign, and date your proxy card and return it in the postage-prepaid envelope we have provided or return it to Flight Safety Technologies, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

Revocability of Proxies. A stockholder giving a proxy has the power to revoke his or her proxy at any time before it is exercised by delivering to the Secretary of Flight Safety Technologies, Inc., a written instrument revoking the proxy or a duly executed proxy with a later date, or by attending the meeting and voting in person.

List of Stockholders. The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior for any purpose germane to the meeting between the hours of 8:45 a.m. and 4:30 p.m., at our principal office at 28 Cottrell Street, Mystic, CT 06355.

CORPORATE GOVERNANCE MATTERS

We are committed to having sound corporate governance principles. Having such principles is essential to running our business efficiently and to maintaining our integrity in the marketplace. Our Committee Charters, Code of Business Ethics, Insider Trading Policy and General Statement of Policy on Disclosures are available at http://www.flysafetech.com. Please note, however, that information contained on the website is not incorporated by reference in, or considered to be a part of, this document.

Director Independence. The Board has determined that half of its eight members, Messrs. Pressler, Luca, Tocco and Wood, are independent and meet the independence requirements of the American Stock Exchange. As executive officers, Messrs. Cotton, Kovnat and Rees are not independent under those requirements. Mr. Kemper is not treated as an independent because, through his wholly owned company, he has an $84,000 plus expenses consulting contract with Flight Safety Technologies. For more information, please see page 11, "Certain Relationships and Related Transactions."

Each member of the Finance and Audit, the Compensation and the Nominating & Governance Committees meets the applicable independence requirements of the American Stock Exchange.

Audit Committee Financial Experts. The Board has determined that at least one member of the Audit Committee, Joseph J. Luca, is an audit committee financial expert.

Code of Business Ethics. The Board has approved and adopted a Code of Business Ethics for our officers, directors and employees.

Executive Sessions of Independent Directors. Independent Board members meet without management and non-independent directors present as often as necessary to fulfill their responsibilities, including at least annually in executive sessions. The Chairman of the Nominating and Governance Committee presides over meetings of the independent directors.

Nomination of Director Candidates. We believe that it is in the best interests of our stockholders to identify and select highly-qualified candidates to serve as directors. The Nominating and Governance Committee seeks candidates for election and appointment who possess high standards of personal and professional ethics and integrity, practical wisdom and mature judgment and who are committed to staunchly representing the interests of the stockholders. The Nominating and Governance Committee also believes that the Board should be comprised of a diverse group of individuals with significant leadership accomplishments in domestic and international business, government, or the aviation industry; who have been associated with institutions noted for excellence; and who have broad experience and the ability to exercise sound business judgment.

There are no specific minimum qualifications that an individual must meet in order to be nominated; each is considered on a case-by-case basis. Candidates may come to the attention of the Committee from current Board members, stockholders, professional search firms, officers or other persons. The Committee will review all candidates in the same manner regardless of the source of the recommendation.

The Nominating and Governance Committee will consider properly submitted stockholder recommendations of candidates. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and information that would be required to solicit a proxy under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned and the period they have been held. The recommendation should be sent to Corporate Secretary, Flight Safety Technologies, Inc., 28 Cottrell Street, Mystic, Connecticut 06355.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

As of the date of this proxy statement, Flight Safety Technologies' Board has eight directors and the following five committees: (1) Finance and Audit; (2) Compensation; (3) Compliance, Disclosure and Ethics Oversight; (4) Executive; and (5) Nominating and Corporate Governance. The current membership and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available on our website at http://www.flysafetech.com. During the 2004 fiscal year, the Board held 19 meetings. Each director attended at least 75% of all Board and applicable Committee meetings. Directors are encouraged to attend annual meetings of Flight Safety Technologies stockholders. All eight directors attended the last annual meeting of stockholders. The following chart lists our directors and indicates the committees on which they have served since our last annual meeting.

Name of Director	Executive	Compliance, Disclosure and Ethics Oversight	Compensation	Finance and Audit	Nominating and Corporate Governance
Non-Employee Directors:					
Jackson Kemper, Jr. (1)					
Joseph J. Luca (2)		X	X	X*	
Stephen P. Tocco (3)		X			X*
Larry L. Pressler (4)		X*			X
Kenneth S. Wood (5)			X*	X	X
Employee Directors:					
William B. Cotton (6)	X	X			
Samuel A. Kovnat (7)	X*	X			
Frank L. Rees (8)	X	X			
Number of Meetings in Fiscal 2004	0 (9)	2	3	5	0 (10)

X = Committee Member; * = Chair

(1) Mr. Kemper has served as a director since September 2002.
(2) Mr. Luca has served as a director since October 2002.
(3) Mr. Tocco has served as a director since September 2002.
(4) Mr. Pressler has served as a director since December 2002.
(5) Mr. Wood has served as a director since July 2003.
(6) Mr. Cotton has served as a director since September 2002.
(7) Mr. Kovnat has served as a director since September 2002.
(8) Mr. Rees has served as a director since September 2002.
(9) Executive Committee meetings were held in conjunction with Board meetings.
(10) Nominating and Corporate Governance Committee held no meetings in Fiscal Year 2004 because it was not created until March 19, 2004.

The Finance and Audit Committee. The functions of the Finance and Audit Committee include retaining our independent auditors, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our auditors, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions. The Board of Directors has determined that all members of the Finance and Audit Committee are independent, as independence for audit committee members is defined by the American Stock Exchange. The Board of Directors has determined that Mr. Luca is the audit committee "financial expert," as such term is defined under Item 401(e) of Regulation S-B issued under the Securities Act of 1933, as amended. Mr. Luca is an expert by virtue of his extensive career in the financial and accounting business. For additional information concerning the Finance and Audit Committee, see "Report of the Audit Committee" included in this proxy statement.

The Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors on compensation for our executive officers and other key employees, and reviews management's recommendations for stock option grants and other compensation plans or practices. The Board of Directors has determined that members of the Compensation Committee are independent, as independence for Compensation Committee members is defined by the American Stock Exchange. For additional information concerning the Compensation Committee, see "Report of the Compensation Committee on Executive Compensation" included in this Proxy Statement.

Nominating and Governance Committee. The Nominating and Governance Committee proposes a slate of director nominees for election to the Company's Board of Directors (Board) and identifies and recommends candidates to fill vacancies occurring between annual stockholder meetings. It is also responsible for:

Ÿ annually reviewing the composition of each committee of the Board and presenting recommendations for committee memberships, including committee chairs, to the Board as needed;

Ÿ reviewing and making recommendations about changes to the charter of the Committee;

Ÿ considering and reviewing the Director Qualification Guidelines.

The Board of Directors has determined that all members of the Nominating and Governance Committee are independent, as independence for Nominating and Governance Committee members is defined by the American Stock Exchange.

Executive Committee. The Executive Committee exercises the powers of the Board in the management of the operations of the Corporation when the Board is unable to act. However, the Executive Committee does not have the power to fill vacancies in the Board, the power to amend the Bylaws of the Corporation, or the power to take any other action without the prior approval of the Board, if the Board has required such approval with respect to a particular action or such action would directly contravene a prior resolution of the Board.

Compliance, Disclosure and Ethics Oversight Committee. The Compliance, Disclosure and Ethics Oversight Committee is responsible for setting, implementing and monitoring policies to ensure that we comply with all applicable local, state and federal laws, rules and regulations and ethical standards; adopting a code of business ethics; reviewing, controlling, and ensuring that we release news, information and materials that are truthful, accurate and complete in all material respects; and establish, oversee and implement disclosure control and review procedures that are used to prepare SEC filings.

Stockholder Communications to the Board. Stockholders can send communications to the Board by mail or electronic mail to the Board of Directors, Attn: Corporate Secretary, Flight Safety Technologies, Inc., 28 Cottrell Street, Mystic, Connecticut 06355. The Secretary will review all such communications and has the authority to disregard any communications that are inappropriate or irrelevant to us and our operations, or to take other appropriate actions with respect to such communications. The Secretary will keep a log of all such communications and at least annually will report to the Board on the nature and status of significant communications. If a stockholder communication deals with the functions of the Board or Board committees, or he otherwise determines requires the attention of the Board, the Secretary will submit it to the Board. The Secretary promptly will refer any stockholder communications relating to financial statements, internal controls or auditing matters to the Finance and Audit Committee.

STOCK OWNERSHIP

Directors, Executive Officers and Beneficial Owners.

The following table sets forth, as of August 26, 2004, certain information with respect to the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, (ii) each director, (iii) each executive officer, and (iv) all of our directors and executive officers as a group. Except as set forth below, we are not aware of any beneficial owner of more than five percent (5%) of our common stock. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name (1)	Amount and Nature of Beneficial Ownership(2)	Percent of Common Stock(3)
Directors and Executive Officers		
William B. Cotton, Director, President (4)	395,835	4.67%
Samuel A. Kovnat, Chairman, CEO	422,980	5.08%
Frank L. Rees, Technical Director, Executive Vice President	422,980	5.08%
David D. Cryer, Chief Financial Officer, Secretary, Treasurer	41,667	*
Jackson Kemper, Jr., Director (5)	83,334	1.56%
Stephen P. Tocco, Director (6)	41,667	*
Joseph J. Luca, Director (7)	31,249	*
Larry L. Pressler (8)	41,667	*
Kenneth S. Wood (9)	20,832	*
Shares of all directors and officers as a group (nine persons)	1,502,211	17.94%
Certain Beneficial Owners		
Andrew Cohen (10)	437,732	5.16%

*Represents beneficial ownership of less than one percent of the issued and outstanding common stock on August 26, 2004.

(1) The address of all our directors and named executive officers is the address of our company: 28 Cottrell Street, Mystic, Connecticut, 06355.

(2) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The number of shares beneficially owned by each person or group as of August 26, 2004 includes shares of common stock that such person or group had the right to acquire on or within 60 days after August 26, 2004, including, but not limited to, upon the exercise of options.

(3) For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 8,331,410 shares of common stock outstanding on August 26, 2004 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of August 26, 2004, including, but not limited to, upon the exercise of options.

(4) Includes 145,834 shares of our common stock issuable to Mr. Cotton upon the exercise of options at a rate of $6.00 per option.

(5) Represents 41,667 shares of our common stock and 41,667 shares of our common stock issuable to Mr. Kemper upon the exercise of options at a rate of $6.00 per option.

(6) Solely represents shares of our common stock issuable to Mr. Tocco upon the exercise of options at a rate of $6.00 per option.

(7) Solely represents shares of our common stock issuable to Mr. Luca upon the exercise of options at a rate of $6.00 per option. Options for an additional 10,416 shares of our common stock will vest on October 25, 2005.

(8) Solely represents shares of our common stock issuable to Senator Pressler upon the exercise of options at a rate of $6.00 per option.

(9) Solely represents shares of our common stock issuable to Mr. Wood upon the exercise of options at a rate of $6.00 per option. Options for an additional 20,832 shares of our common stock will vest at a rate of 10,416 on July 14, 2005 and 10,416 on July 14, 2006.

(10) Having an address at 2 Rector Street, 15th Floor, New York, New York 10006.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended May 31, 2004, beneficial owners complied with Section 16(a) filing requirements applicable to them.


PROPOSAL NO. 1

ELECTION OF DIRECTORS


We currently have a Board of Directors consisting of eight directors, who are serving until the annual meeting of stockholders is held in 2004, and until their respective successors are duly elected and qualified. At the annual meeting of stockholders, directors will be elected for a term of one year. There are no family relationships between any of the executive officers or directors of the Company.

Nominees for Directors. The Nominating and Governance Committee has nominated, and proposes that stockholders elect, to those eight positions the current members of the Board of Directors: Samuel A. Kovnat, William B. Cotton, Frank L. Rees, Jackson Kemper, Jr., Stephen P. Tocco, Joseph J. Luca, Larry L. Pressler, and Kenneth S. Wood. If elected, the nominees will serve as directors until our annual meeting of stockholders in 2005 and until their successors are elected and qualified. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as we may designate.

Samuel A. Kovnat
Age 72

Samuel A. Kovnat serves as our Chairman and Chief Executive Officer. Mr. Kovnat co-founded FSTO, our former subsidiary, in 1997 and worked there until he joined us in September, 2002. From 1995 to 2001, Mr. Kovnat was also a consultant and program development manager for the parametric Airborne Dipping Sonar at the Sonetech Corporation and the Kildare Corporation. During that same period, Mr. Kovnat was a venture partner of Allied Venture Associates whose primary focus was in the Internet security and biotechnology arenas. Mr. Kovnat graduated from the University of Miami with a B.S. degree in both Mathematics and Physics.

William B. Cotton
Age 64

Captain William B. Cotton serves as our President and as a Director. He began work with FSTO, our former subsidiary, in November, 2000 and worked there until he joined us in September, 2002. Prior to that, Captain Cotton was a United Airlines pilot from 1967-2000, and from 1986-2000 he was Manager of Air Traffic and Flight Systems at United Airlines. During his tenure as Manager of Air Traffic and Flight Systems, he led United Airlines' efforts to improve air traffic control industry-wide, as well as initiatives to upgrade the company's aircraft for safety and efficiency. From 1997-2000, Captain Cotton also served as Chairman of the Board of ATN Systems, Inc., a consortium of airlines developing aeronautical telecommunications network (ATN) products in cooperation with the Federal Aviation Administration. ATN is a worldwide data network intended to support data communication connectivity between mobile platforms, airlines, providers of aeronautical communications services and government providers of air traffic control and flight information services. Captain Cotton is an independent director of Sensis Corporation, a privately held company located in Syracuse, New York, and also consults for NASA and a national science foundation panel on the future of aviation. Captain Cotton received a B.A. degree and an M.A. degree in Aeronautical and Astronautical Engineering from the University of Illinois and the Massachusetts Institute of Technology, respectively.

Frank L. Rees Age 72	Frank L. Rees serves as Executive Vice President and as Technical Director. Mr. Rees co-founded FSTO, our former subsidiary, in 1997 and worked there until he joined us in September, 2002. Mr. Rees is the inventor of our SOCRATES and UNICORN technologies. Mr. Rees holds an M.A. in Mathematics from the University of Maryland, an M.A. in Electronic Engineering from Borough Polytechnic in London, England, as well as a British equivalent of a B.S.E.E summa cum laude in Electronic and Electrical Engineering from South East Essex Technical College in Essex, England.
Jackson Kemper, Jr. Age 69	Jackson Kemper, Jr. is the Chairman and Chief Executive Officer of the Kemper Group, Inc., a government relations organization, located in Washington D.C., where he has worked since 1995. Mr. Kemper graduated from Drexel University with a B.S. degree in Engineering.
Stephen P. Tocco Age 57	Stephen P. Tocco is the President and CEO of ML Strategies, LLC, a business consulting and government relations group headquartered in Boston, Massachusetts, where he has worked since 1997. Since 1999, Mr. Tocco has also served as a Chairman of the Massachusetts Board of Higher Education. From August 1993 to January 1997, Mr. Tocco served as executive director and CEO of the Massachusetts Port Authority, which includes Boston's Logan International Airport. Mr. Tocco earned a B.S. degree in Chemistry from the Massachusetts College of Pharmacy.
Joseph J. Luca Age 57	Joseph J. Luca is the owner of Joseph J. Luca, CPAs, a regional public accounting firm which he founded in 1974 where he has worked since that time. From 1993 to 1999, Mr. Luca also served as the CFO and Director of Administration and Finance of The Massachusetts Port Authority. Mr. Luca is a Certified Public Accountant. Mr. Luca earned a B.S.B.A. degree from Northeastern University and a Masters of Science in Taxation from Bentley College.

Larry L. Pressler Age 61	Former United States Senator Larry L. Pressler was a member of Congress for 22 years, 18 of which he served in the U.S. Senate (1979-1997). During that time, he authored the Telecommunications Act of 1996 and was Chairman of the Senate Commerce, Science and Transportation Committee as well as Chairman of the Aviation Subcommittee for that committee. Since 1997, Senator Pressler has been and is currently Chairman of The Pressler Group, L.L.C., a business consulting and government relations group headquartered in Washington, D.C. Currently, Senator Pressler serves on the Boards of Infosys Technologies Ltd., and the Philadelphia Stock Exchange Board of Governors. Senator Pressler was a Rhodes Scholar at Oxford, England, received a Masters in Public Administration from Harvard's Kennedy School of Government, and is a graduate of Harvard Law School.
Kenneth S. Wood Age 52	Kenneth S. Wood was the President of Barringer Technologies, Inc., a trace detection company, from 1996 through 2002. Since 2002, Mr. Wood has been providing business consulting services and pursuing other business interests. Mr. Wood graduated from Colgate University with a B.A. degree in Economics and received his J.D. degree from Seton Hall University.

Compensation of Directors. Only directors who are not employees (currently Messrs. Kemper, Tocco, Luca, Pressler, and Wood) of the Company are compensated for their services as directors. Each non-employee director is paid $1,000 for each meeting of the Board of Directors that he attends in person. Non-employee directors who sit on the Finance and Audit Committee, Compensation Committee, Nominating and Governance Committee or Compliance, Disclosure and Ethics Oversight Committee are compensated at the rate of $300 to $400 per hour for the work on such committee. Directors are also reimbursed for their expenses incurred in attending Board of Directors and committee meetings.

Members of the Board of Directors also are eligible for grants of stock options. Upon initial election to the Board of Directors, a director may be granted an option to purchase shares of our common stock at a price the Board determines to be fair under the circumstances. Typically, 25% of these options vest immediately, and the remaining options vesting annually at a rate of 25% per year.

Certain Relationships and Related Transactions. There is a consulting contract in the amount of seven thousand dollars ($7,000) per month plus expenses between the Company and The Kemper Co. L.L.C. which is owned by one of our directors, Mr. Jackson Kemper, Jr.

Vote Required and Board of Directors' Recommendation. If a quorum is present and voting, the eight nominees for director receiving the highest number of votes will be elected as directors. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote.

The Board of Directors unanimously recommends a vote "FOR" the nominees named above.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Finance and Audit Committee has selected Kostin, Ruffkess & Company, LLC as independent auditors to audit our consolidated financial statements for the fiscal year ending May 31, 2005. Kostin, Ruffkess & Company, LLC has acted in such capacity since its appointment in fiscal year 2003. A representative of Kostin, Ruffkess & Company, LLC is expected to be present at the annual meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

Audit and Related Fees. The following table presents fees for professional audit services rendered by Kostin, Ruffkess & Company, LLC for the audit of the Company's annual financial statements and fees billed for other services rendered by Kostin, Ruffkess & Company, LLC for fiscal 2003 and 2004.

	2003	2004
Audit Fees	$ 35,000	$ 40,000
Audit related fees(1)	18,750	31,585
	$ 53,750	$ 71,585
Audit and audit related fees		
Tax fees(2)	$ 11,500	$ 8,000
All other fees	0	0
Total fees	$ 65,250	$ 79,585

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(1)   Audit Related Fees consisted principally of acquisition and other audits, services related to registration statements, financing transactions, issuance of consents, and consultations in connection with accounting and financial reporting matters.

(2)   Tax fees consisted of fees for tax consultation and tax compliance services.

Annual Independence Discussions. The Finance and Audit Committee has determined that the provision by Kostin, Ruffkess & Company, LLC of certain limited, non-audit services to Flight Safety Technologies, Inc. has been compatible with Kostin, Ruffkess & Company, LLC maintaining its independence.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure. As previously reported on an 8-KA filed with the SEC on October 22, 2002, effective October 3, 2002, we terminated our then current accountant, Quintanilla, A Professional Accounting Corporation ("Quintanilla") and engaged Kostin, Ruffkess & Company, LLC, which has offices in Farmington and New London, Connecticut, as our principal independent public accountant. The decision to engage Kostin, Ruffkess & Company, LLC was made by our Finance and Audit Committee in accordance with Section 301 of the Sarbanes-Oxley Act of 2002. The decision was based on a relocation of our principal place of business from California to Connecticut.

Quintanilla's reports on our financial statements since our inception on May 21, 2001, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit for our first fiscal year ending December 31, 2001, and up to the date of termination, there were no disagreements with Quintanilla on any matters of accounting principles or practices, financial statement disclosure of auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Quintanilla would have caused Quintanilla to make reference to the subject matter of the disagreement(s) in connection with its report on our financial statements. Since our inception on May 21, 2001, and up to the date of termination of Quintanilla, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We authorized Quintanilla to respond fully to any inquiries of our new auditors relating to their engagement as our independent accountant.

We had not previously consulted with Kostin, Ruffkess & Company, LLC regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion which might be rendered on our financial statements, and no written or oral advice was provided to us concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing, or financial reporting issue. Neither did we discuss with Kostin, Ruffkess & Company, LLC any accounting, auditing, or financial reporting issue that was a subject of disagreement between us and Quintanilla, our previous independent accountants, as there were no such disagreements.

Vote Required and Board of Directors' Recommendation. Approval of this proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal at the annual meeting of stockholders, as well as the presence of a quorum representing a majority of all outstanding shares of our common stock, either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.

Stockholder ratification of the selection of Kostin, Ruffkess & Company, LLC as our independent auditors is not required by our Bylaws or otherwise. We are submitting the selection of Kostin, Ruffkess & Company, LLC to you for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the selection, the Finance and Audit Committee of our Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Finance and Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if it determines that such a change would be in our best interest and the best interest of the stockholders.

The Board of Directors unanimously recommends a vote "FOR" the ratification of Kostin, Ruffkess & Company, LLC as Flight Safety Technologies' independent auditors for the fiscal year ending May 31, 2005.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers. Our executive officers are generally elected annually at the meeting of our Board of Directors held in conjunction with the annual meeting of stockholders. The following are our executive officers and their ages as of August 26, 2004:

Name	Office	Age	Position Since
Samuel A. Kovnat	Chief Executive Officer	72	September 1, 2002
William B. Cotton	President	64	September 1, 2002
Frank L. Rees	Executive Vice President - Technology	72	September 1, 2002
David D. Cryer	Chief Financial Officer, Secretary, Treasurer	56	October 4, 2002

Named Executive Officers Who Are Not Directors. The following sets forth the business experience, principal occupations and employment of each of our current executive officers who do not serve on the Board of Directors:

David D. Cryer was appointed to his position as Chief Financial Officer on October 3, 2002 and as Secretary and Treasurer on June 10, 2003. Mr. Cryer worked for FSTO, our former subsidiary, since its founding in 1997. Mr. Cryer also serves as Chief Financial Officer of Integrated Medical Services, Inc., a Wyoming corporation, and serves as the Controller to Kildare Corporation, a Delaware corporation. Mr. Cryer graduated from the University of Massachusetts with a B.S. degree in Accounting. In addition, Mr. Cryer participated in graduate studies in accounting at the University of Kentucky and received a Masters Degree in Management Science at Ball State University. Mr. Cryer serves as an ex-officio member of the Company's Compliance, Disclosure and Ethics Oversight Committee and Executive Committee. Mr. Cryer currently devotes a majority of his professional time and attention to his duties as our Chief Financial Officer.

Executive Compensation. The following table sets forth information concerning the compensation of our chief executive officer and our two other most highly compensated executive officers whose salary plus bonus in our last fiscal year exceeded $100,000, for all services rendered in all capacities to us, during the fiscal years ended May 31, 2002, 2003, and 2004.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation Awards | | All Other Comp ($) |
		Salary ($)	Bonus ($)	Other Annual Compensation(1)	Restricted Stock Award (#)	Shares Underlying Options (#)	
William B. Cotton, President	2002	117,238	--	--	166,667(2)	145,834(3)	--
	2003	138,043	--	--			
	2004	151,669	15,000	--			
Samuel A. Kovnat, CEO	2002	124,800	--	4,800	--	--	--
	2003	150,960	--	4,800			
	2004	167,410	15,000	4,400			
Frank L. Rees, Executive VP	2002	114,100	--	5,311	--	--	--
	2003	120,820	--	5,311			
	2004	149,321	15,000	4,869			

(1)   Represents payments for medical insurance.
(2)   The dollar value of Captain Cotton's restricted stock is not set forth because his shares are not publicly tradable. The shares vest at a rate of 20% upon the date of grant and 20% annually over the next four years.
(3)   Represents options to purchase our common stock awarded pursuant to Captain Cotton's employment agreement and his service on the board of directors.

Employment Contracts. Effective November 4, 2003, we entered into a two year employment agreement with William B. Cotton, our President. The agreement provided for the payment to Mr. Cotton of an annual salary of $150,000.

Effective November 4, 2003, we entered into a two year employment agreement with David D. Cryer, our Chief Financial Officer. The agreement provided for the payment to Mr. Cryer of an annual salary of $124,800.

Effective November 4, 2003, we entered into a two year employment agreement with Samuel A. Kovnat, our Chief Executive Officer. The agreement provided for the payment to Mr. Kovnat of an annual salary of $166,000.

Effective November 4, 2003, we entered into a two year employment agreement with Frank L. Rees, our Executive Vice President-Technology. The agreement provided for the payment to Mr. Rees of an annual salary of $150,000.

These agreements also provide that the parties may agree by written amendment to continue the agreement on a year-to-year basis. Pursuant to these agreements, in the event of termination without cause, we will continue to pay the officer an amount equal to his pay for twelve monthly installments or the amount equal to his pay for the number of monthly installments remaining under his employment agreement, whichever is greater.

REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is comprised of two members of our Board of Directors whom the Board considers to be independent. In general, the Compensation Committee reviews and approves salary and bonus criteria for executive officers, approves stock option grants to members of our Board, executive officers and employees and reviews other conditions and terms of executive officer employment. The Compensation Committee acts pursuant to a written charter which has been adopted by our Board of Directors and you can view on our website at flysafetech.com.

The goals of our executive officer compensation policies are to attract, retain and reward executive officers who contribute to our success, to align executive officer compensation with our performance and to motivate executive officers to achieve our business objectives. We may use a variety of salary, bonus compensation, option grants, performance share awards and restricted stock awards to attain these goals.

We strongly believe that equity ownership by executive officers provides incentives to build stockholder value and aligns the interests of directors and executive officers with those of the stockholders, and therefore we intend to make periodic grants of stock options and awards. We generally determine the size of an option grant to an executive officers with reference to competitive practice, responsibilities, performance and expected future contributions of the directors and executive officer, previous grants to that officer, as well as recruitment and retention considerations.

During our fiscal year 2004, the Compensation Committee met to review, discuss, consider, and ultimately approve new employment agreements with Mr. Kovnat, Mr. Cotton, Mr. Rees, Mr. Cryer, and Mr. Fine, and certain other compensation matters. The Compensation Committee reviewed the provisions of these agreements, including compensation, benefits, non-compete restrictions, and termination clauses, in light of its own experience and business knowledge and did not use outside consultants.

We have considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations which restrict deductibility of executive compensation paid to our chief executive officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. We expect that the Compensation Committee will generally be comprised of non-employee directors, and to the extent such committee is not so constituted for any period of time, the options granted during such period will not be likely to result in compensation exceeding $1,000,000 in any year. The Compensation Committee does not believe that in general, other components of our compensation will be likely to exceed $1,000,000 for any executive officer in the foreseeable future and therefore concludes that no further action with respect to qualifying such compensation for deductibility is necessary at this time. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility of such compensation. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws as practicable.

COMPENSATION COMMITTEE

Kenneth S. Wood (Chair)
Joseph J. Luca

REPORT OF THE FINANCE AND AUDIT COMMITTEE

The Finance and Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Kostin, Ruffkess & Company, LLC is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report on its audit.

The Finance and Audit Committee currently consists of two directors, both of whom, in the judgment of the Board, are "independent directors."

The functions of the committee include retaining our independent auditors, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our auditors, overseeing their audit work, reviewing and pre-approving any non-audit service that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions. The committee acts pursuant to a written charter which has been adopted by the Board of Directors and you can view on our website at www.flysafetech.com. In fulfilling its oversight responsibilities, the Finance and Audit Committee received and discussed our audited financial statements in the Annual Report with Management, including a discussion of the quality of the accounting principles and policies, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Finance and Audit Committee has discussed and reviewed with our independent auditors, who are responsible for auditing our financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, all matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Finance and Audit Committee has met with Kostin, Ruffkess & Company, LLC, with and without management present, to discuss the overall scope of Kostin, Ruffkess & Company, LLC's audit, the results of its examinations, its evaluations of our internal controls and the overall quality of our financial reporting.

The Finance and Audit Committee has received from our auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence.

Based on the review and discussions referred to above, the committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2004.


FINANCE AND AUDIT COMMITTEE

Joseph J. Luca (Chair)
Kenneth S. Wood


STOCKHOLDER PROPOSALS TO BE PRESENTED
AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included our proxy materials for the annual meeting to be held in 2005, the proposal must be received at our principal executive offices, addressed to the Secretary, no later than 120 calendar days in advance of the one year anniversary of the date our proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders. Stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive timely notice of the proposal, addressed to the Secretary at our principal executive offices. To be timely, notice of stockholder business must be received by our Secretary no later than the close of business on the 10th day following the day on which the date of the annual meeting is publicly announced. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual or special meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, (iii) the class and number of shares of our common stock which are beneficially owned by the stockholder and such other beneficial owner, and (iv) any material interest of the stockholder and such other beneficial owner in such business.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the Board of Directors knows of no other business that will be conducted at the 2004 annual meeting other than as described in this proxy statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By order of the Board of Directors



David D. Cryer
Secretary

September 14, 2004

PROXY

FLIGHT SAFETY TECHNOLOGIES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
MEETING OF STOCKHOLDERS
OCTOBER 14, 2004

The stockholders hereby appoint William B. Cotton and Samuel A. Kovnat, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Flight Safety Technologies, Inc. that the stockholders are entitled to vote at the Annual Meeting of Stockholders to be held at 11:00 a.m., EST, on October 14, 2004, at the Mystic Marriot Hotel and Spa, 625 North Road, Groton, Connecticut 06340, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDERS. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

Please sign exactly as name appears hereon. Attorneys, trustees, executors and other fiduciaries acting in a representative capacity should sign their names and give their titles. An authorized person should sign on behalf of corporations, partnerships, associates, etc. and give his or her title. If your shares are held by two or more persons, each person must sign. Receipt of the notice of meeting and proxy statement is hereby acknowledged.

The Board of Directors recommends a vote "FOR" all items.

	For All	Withhold All	For All Except	For Against Abstain To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.
1. To elect as Directors of Flight Safety Technologies, Inc. the nominees listed below:	O	O	O	_____

01) William B. Cotton	05) Larry L. Pressler
02) Jackson Kemper, Jr.	06) Frank L. Rees
03) Samuel A. Kovnat	07) Stephen P. Tocco
04) Joseph J. Luca	08) Kenneth S. Wood

		For	**Against**	**Abstain**
2.	Ratification of independent accountants.	O	O	O

3. In their discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

For address changes and/or comments, please check this box and write them on the back where indicated.

Please indicate if you plan to attend this meeting   Yes O   No O

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Signature(s)

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Date